August 6, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Linda Cverkel, Branch Chief

Re:	SEC Comment Letter, dated June 28, 2007
Easton-Bell Sports, Inc.
Form 10-K for the Year Ended December 30, 2006
Filed April 9, 2007
File No. 333-123927
Ladies and Gentlemen:
On behalf of Easton-Bell Sports, Inc. (the “Company”), this letter is being submitted to the Staff of the Securities and Exchange Commission (the “Commission”) in response to the comments in the Staff’s letter dated June 28, 2007 (the “June 28 Letter”) regarding the Company’s 10-K for the year ended December 30, 2006 filed on April 9, 2007 (the “2006 10-K”).
For reference purposes, the comments as reflected in the June 28 Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.
Accordingly, we supplementally advise you as follows:
Form 10-K for the year ended December 30, 2006
Management’s Discussion & Analysis
– Overview, page 21
1.	We note from your disclosure on page 21 of MD&A that net sales reflect revenues from the sale of your products and services less returns, freight expense and discounts. Please tell us the nature of the freight expense that is recorded as a reduction of revenue and explain to us why you believe the accounting for that freight expense is appropriate.

U.S. Securities and Exchange Commission
August 6, 2007

Please note that it is not appropriate to offset shipping and handling costs incurred and shipping and handling revenue received against one another in the income statement. Rather, the two must be reported separately with shipping and handling costs incurred recorded as an expense. Refer to paragraph 6 of EITF 00-10 for guidance. Please advise or revise future filings accordingly.
Company Response:
The Company does not reduce net sales by freight expense. In future filings we will revise this disclosure to be consistent with our accounting policy regarding revenue as disclosed in our financial statement on page 48 of the 2006 10-K. In addition, as disclosed on page 49 of the 2006 10-K, all shipping and handling fees billed to customers are included as a component of sales and shipping and handling costs incurred by us are included in cost of sales.
– Results of Operations, page 22
2.	We note that you discuss the changes in net sales for each of your operating segments, Team Sports and Action Sports. Please revise to discuss and analyze results of operations by each of the operating segments. For example, in addition to a discussion of gross profit, please discuss and analyze cost of sales separately for each segment. Because gross profit is impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.
Company Response:
In future filings we will provide a separate discussion of cost of sales results for each of our segments.
Item 7A. Quantitative & Qualitative Disclosure About Market Risk, page 36
3.	We note that you identify foreign exchange rate risk as a market risk, however your disclosure does not appear to meet the format guidelines in Item 305(a)(1) of Regulation S-K. Please revise this section to discuss the risk using one of the three presentation alternatives outlined in Item 305 of Regulation S-K.
Company Response:
As of December 30, 2006, the Company had no outstanding market risk sensitive instruments related to its foreign exchange rate risk. In addition, considering both the anticipated cash flows from firm purchase commitments and anticipated purchases for the next quarter, a hypothetical 10% weakening of the U.S. dollar relative to other currencies would not materially adversely affect expected first quarter 2007 earnings or cash flows (assuming that actual purchases during the next quarter are within 90% of budgeted forecasts). However, the effect of the hypothetical change in exchange rates does not reflect any effect this movement may have on other variables including competitive risk.

U.S. Securities and Exchange Commission
August 6, 2007

Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income (Loss), page 40
4.	We note that interest expense is presented “net” on the face of the statements of operations. In future filings, if the amount of interest income is material, please separately state interest expense and interest income. See Rule 5-03(7) and (8) of Regulation SX.
Company Response:
The amount of interest income in each of the three years presented is immaterial. In future filings we will show interest income separately from interest expense if the amount is material.
Consolidated Statements of Stockholders’ Equity, page 41
5.	We note from your statements of stockholders’ equity that equity compensation expense of $2,349 was recorded as additional paid-in capital during 2006. In light of the disclosure in Note 12 that total compensation expense related to the equity incentive plan recorded during 2006 was $3,097, please explain to us why the amounts are not consistent. As part of your response, please explain how you accounted for the $760 related to the redemption of units under the 2003 plan. It appears that the amount is included in the statement of cash flows as cash received for a capital contribution (part of the $192,127) and recorded as a credit to additional paid-in capital. We are unclear as to whether the amount was included in the total compensation expense recorded in 2006.
Company Response:
In 2006, we recorded total equity compensation expense of $3,097,000 related to the equity incentive plan. Such amount is included in selling, general and administrative expenses and is comprised of several components related to both time vesting awards and a charge related to the redemption of certain Units, the individual components of which were as follows:
1.	Compensation expense of $2,349,000 was recorded during 2006 under the 2006 Equity Incentive Plan using the fair value of Units granted recorded on a straight line basis over the vesting period. The credit for such compensation expense was reflected as additional paid-in capital.

U.S. Securities and Exchange Commission
August 6, 2007

2.	As described in Note 12. Stock Based Employee Compensation, on page 63 of the 2006 10-K, in connection with the acquisition of Easton Sports, Inc. (“Easton”), we redeemed 4,987,176 vested Class B Common Units, which resulted in $748,000 of additional compensation expense. This amount represented the increase in fair value of the variable equity award at the settlement date previously accounted for under APB Opinion 25, “Accounting for Stock issued to Employees”. The $748,000 was included in the $3,577,000 cash payment made in relation to the redemption, and therefore, represented a use of cash as opposed to being reflected as additional paid-in capital.
The $760,000 referenced in your comment represents a capital contribution, not the redemption of Units under the 2003 Plan. The capital contribution was made by Easton-Bell Sports, LLC, our parent company, in connection with the acquisition at fair market value by certain members of management of units of our parent company, and together with the $191,367,000 of capital contributed by our parent company in connection with the acquisition of Easton, comprises the $192,127,000 of capital contribution reflected on the statement of cash flows. The $760,000 was not recorded as compensation expense in 2006. We will expand our disclosure of this in future filings.
Notes to the Consolidated Financial Statements
Note 1. Business and Summary of Significant Accounting Policies
– Inventories, page 44
6.	We note from the disclosure on page 44 that the Company had a reserve for excess and obsolete inventories aggregating $7,007 and $6,421, at December 30, 2006 and December 31, 2005 respectively. In future filings, please revise to include the activity in this reserve on Schedule II.
Company Response:
In future filings we will include activity in our inventory reserves on Schedule II.
– Goodwill and Intangible Assets, page 45
7.	Reference is made to your “goodwill and intangible assets” critical accounting policy. In light of the fact that goodwill and intangible assets represent a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise future filings to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

U.S. Securities and Exchange Commission
August 6, 2007

Company Response:
In future filings we will expand our disclosure to include the factors and/or indicators used to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable.
8.	We note that during 2006 you made adjustments to goodwill of $1,029 and $640, which represent tax related purchase price adjustments. Please explain to us the nature of these adjustments and tell us why you believe that they are appropriately recorded as increases to goodwill during 2006.
Company Response:
During 2006, the Company made an adjustment that resulted from the correction of a tax entry originally recorded in purchase accounting during fiscal 2003. The tax asset of $1,029,000 on the books of Riddell Sports Group, a subsidiary of Easton, related to a receivable resulting from a net operating loss (NOL) carry back claim, which was filed pre-acquisition (April 29, 2003) of Riddell Sports Group. During 2006, it was determined that the receivable was not supported at the acquisition date, and therefore, the error was corrected through an increase to goodwill.
The $640,000 adjustment was recorded to decrease a deferred tax asset related to the acquisition of Bell Sports Corp. (“Bell Sports”) on September 30, 2004. The Company determined in 2006 that a tax report regarding the book step-up of certain assets used in the initial purchase accounting incorrectly reported such step-ups, which caused an overstatement of the deferred tax asset related to fixed asset basis differences. This reallocation of purchase price was deemed to be immaterial to the current and prior periods of the Company. As such, in 2006 the Company recorded a decrease in the deferred tax asset related to the basis differences in fixed assets with a corresponding increase in goodwill to correct purchase accounting related to the Bell acquisition.
These errors were corrected in the period they were discovered by adjusting the accounts (e.g. goodwill and deferred taxes) to their proper balance had the purchase accounting been recorded correctly. There was little to no effect on the Company’s income statement as a result, and prior period financial statements were not restated because the impact on affected balances was immaterial (i.e. less than 1.0% of goodwill and stockholder’s equity).
9.	We note the disclosure indicating that the Company identified an error in purchase accounting related to the Bell acquisition after the allocation period. We also note that the Company increased accounts receivable and deferred income taxes, decreased accrued liabilities and decreased goodwill during 2005 for $1,330, as the amount was not material to the current or prior periods. Please tell us in further detail the specific nature of the error identified. We may have further comment upon receipt of your response.

U.S. Securities and Exchange Commission
August 6, 2007

Company Response:
The following purchase accounting adjustments were made during the fourth quarter of 2005. These adjustments resulted in a $1,330,000 goodwill adjustment, which increased accounts receivable and deferred income taxes and decreased accrued liabilities related to the following items:
1.	Reduction of $500,000 of reserve for doubtful accounts that was established during the purchase accounting for Bell Sports. During the fourth quarter of 2005, it was determined that this reserve was not supported, and therefore, such amount was recorded as an adjustment to accounts receivable and goodwill.

2.	Reduction of $400,000 of accrual for customer co-op advertising that was established during the purchase accounting for Bell Sports. During the fourth quarter of 2005, it was also determined that this reserve was not supported, and therefore, such amount was recorded as an adjustment to accrued liabilities and goodwill.

3.	As part of the provision to return calculation, it was determined that certain deferred tax items related to the Bell Sports acquisition were not supported, which resulted in a $430,000 adjustment to goodwill.
These errors were corrected in the period they were discovered by adjusting the accounts (e.g. goodwill and deferred taxes) to their proper balance had the purchase accounting been recorded correctly. There was little to no effect on the Company’s income statement as a result, and prior period financial statements were not restated because the impact on affected balances was immaterial (i.e. less than 1.0% of goodwill and stockholder’s equity).
Note 2. Acquisitions, page 50
10.	We note that in connection with the Bell and Easton acquisitions, you allocated part of the purchase price to customer relationships and in the Easton acquisition, you assigned the asset an estimated useful life of 20 years. Please tell us the useful life assigned to the customer relationships acquired in the Bell acquisition in 2004. Also, tell us in further detail how you determined the estimated useful life for these intangible assets acquired in both the Bell and Easton transactions. As part of your response, please explain the various factors that were considered in determining that the useful life is appropriate and explain why you believe you will continue to derive benefits from this intangible for the useful life period assigned. We may have further comment upon review of your response.

U.S. Securities and Exchange Commission
August 6, 2007

Company Response:
The useful life assigned to the customer relationships acquired in the Bell Sports acquisition in 2004 is 13 years. The estimated useful lives for the intangible assets represented by customer relationships acquired in both the Bell Sports and Easton transactions were derived by analyzing the historical annual customer turnover specific to each business. The resulting percentage of each business’s annual customer turnover was then used to derive the amortization period for the customer relationships. These turnover and other assumptions were consistent with those used in estimating the fair value of the intangible assets.
We believe that we will derive future benefits from the customer relationships to the extent that our annual customer turnover does not increase significantly from historical levels and we realize the sales attributable to such relationships.
11.	We note that in 2006 you acquired Easton and accounted for the acquisition as a purchase of a business in accordance with SFAS No. 141. Please tell us, and disclose in future filings, the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. See paragraph 51(b) of SFAS No. 141.
The primary reason for the Easton acquisition was to build a preeminent branded sports equipment company dedicated to enhancing athletic performance and protection with innovative equipment. The addition of Easton strengthened our position as a leading designer, developer and marketer of innovative sports equipment, protective products and related accessories.
The purchase price and resulting goodwill was based on arms-length negotiations and eventual agreement between a willing buyer and seller.
12.	We note that in connection with both the Easton and Bell acquisitions, you allocated part of the purchase price to indefinite lived trademarks. Please explain to us how you determined the amount to be allocated to these indefinite lived intangibles. As part of your response, please include the nature of all significant assumptions used by management in determining the amount of the purchase price to be allocated to these trademarks.

U.S. Securities and Exchange Commission
August 6, 2007

Company Response:
In both the Easton and Bell Sports acquisitions, the amount of purchase price allocated to indefinite lived trademarks was determined using the relief from royalty method. This approach estimates the hypothetical royalty expense that is not paid to an independent third party. The value of the trademark is calculated as the present value of the hypothetical after-tax royalty savings generated by not having to license it from an independent third party. A five percent royalty rate assumption was used, which was determined based on an analysis of available trademark licensing transactions in the industry. Application of the royalty rate to the projected revenue for the reporting units, over the projection period, yielded the pre-tax royalty savings for the trademark. In relation to the Bell Sports acquisition, the pre-tax royalty savings were tax affected and then discounted to a present value of $62,419 as of September 30, 2004, the date of the acquisition. In relation to the Easton acquisition, the pre-tax royalty savings were tax affected and then discounted to a present value of $128,300 as of March 16, 2006, the date of the acquisition. Additionally, given the indefinite forecasted lives of these intangibles, a terminal value was calculated.
Note 5. Accrued Expenses, page 57
13.	Please tell us the nature of the amounts included in “other” in accrued expenses. Please note that any amounts greater than 5% of current liabilities should be separately detailed in the notes to the financial statements. See Rule 5.02(20) of Regulation S-X.
Company Response:
The nature of amounts included in “other” in accrued expenses relates to commissions, severance, legal, workers’ compensation claim reserve, audit and tax fees and taxes. None of these amounts individually exceed 5% of current liabilities.
Note 8. Segment Information
14.	In future filings, please revise to disclose revenues derived from each of your principle products and services, or each group of similar products and services, as required by paragraph 37 of SFAS No. 131.
Company Response:
In future filings we will disclose the percent of revenue derived from each of our principle products and services. Currently these products and services in the Team Sports segment consist of football, baseball, softball, ice hockey and other team products and reconditioning services. In the Action Sports segment these product and services consist of helmets, equipment, components and accessories for cycling, snow sports and powersports and fitness related products.
Note 12. Stock Based Employee Compensation, page 63
15.	We note from your disclosures in Note 2 and 12 that in connection with the consummation of the acquisition of Easton, the Parent cancelled most of the outstanding unvested Class B Common Units and reissued new unvested Class B Common Units to the holders of such units at different vesting terms. Please tell us how you accounted for this modification of units, including the amount of any incremental compensation cost that was incurred as a result of the modification.

U.S. Securities and Exchange Commission
August 6, 2007

As part of your response, please tell us the amount, if any, of compensation cost related to the modification that is included in the total $3,097 compensation cost disclosed in Note 12. If no compensation expense was recognized in connection with the modification, please explain why. See paragraph 51 of SFAS No. 123R.
Company Response:
As previously discussed in Comment 5 and pursuant to FAS 123R, the modification of the units due to the redemption of 4,987,176 of vested Class B Common Units resulted in $748,000 of incremental compensation expense during 2006. This amount was included in the $3,577,000 payment made in relation to the redemption and is a component of the $3,097,000 of equity compensation expense recorded during 2006. Further, in connection with the acquisition of Easton and the amendment and restatement of our equity incentive plan, 13,988,442 unvested Class B Common Units were cancelled and an equal number of Units were granted with different vesting periods. Pursuant to FAS 123R, this is a modification of an award subsequent to the adoption of FAS 123R and as such we are recording the unrecognized original compensation cost over the time vesting period of the modified awards. This resulted in additional expense of $306,000 in 2006.
16.	We note that you adopted SFAS No. 123R as of January 1, 2006. Please revise future filings to disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, and cash flow from financing activities. In addition, please provide the tabular presentation of the following information that was required by paragraph 45 of Statement 123 for all those periods for which an income statement is presented and awards were accounted for under the intrinsic value method of Opinion 25:
a.	Net income as reported

b.	The share-based employee compensation cost, net of related tax effects, included in net income as reported

c.	The share-based employee compensation cost, net of related tax effects that would have been included in net income if the fair-value-based method had been applied to all awards

d.	Pro forma net income as if the fair-value-based method had been applied to all awards
See paragraph 84 of SFAS No. 123R.
Company Response:
In future filings we will disclose the effect of the change of adopting SFAS No. 123R from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations and cash flow from financing activities.

U.S. Securities and Exchange Commission
August 6, 2007

Based on the fact that the Company is a non-public company that used the minimum value method in valuing certain equity awards for SFAS 123 pro forma purposes, as defined by Statement 123R, paragraph 85, we did not provide the pro forma disclosures, including a, b, c and d described above.
17.	In future filings, please include disclosure of the weighted-average grant-date fair value of equity instruments granted during the year for each year in which an income statement is presented. Also, for each year for which an income statement is presented, please include a description of the method used during the year to estimate the fair value of awards granted under share-based payment arrangements and a description of the significant assumptions used during the year to estimate the fair value. See paragraph A240 of SFAS No. 123R.
Company Response:
In future filings we will disclose the above mentioned items.
18.	We note from the disclosure on page 64 of your financial statements that the Class B units issued under the Parents 2006 Equity Incentive Plan qualify as equity instruments. However, based on the disclosure provided on pages 82 through 87 of your Form 10-K where you discuss your employment arrangements with your executives, we note that certain of these arrangements provide the executives with the ability to require the Company’s parent to repurchase their shares at fair value if they terminate their employment. Given this potential repurchase requirement, which appears to be outside of the Company’s control, please explain why you believe it is appropriate to account for Class B units subject to repurchase as equity instruments rather than as liabilities or mezzanine equity. Refer to the guidance in SFAS No. 123R and ASR 268. Also see EITF Topic D-98.
Company Response:
We believe that it is appropriate to account for the Class B Units as equity instruments as opposed to liabilities or mezzanine equity since the put option is contingent on the occurrence of one of the following triggering events, which are all within the control of the Company:
1.	Company terminates executive without cause;

2.	Employee elects to terminate for good reason; or

3.	Termination occurs following a change of control.
We note that FASB Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event (FSP FAS 123(R)-4)” amended paragraph 32 of Statement 123(R) to require companies to consider the probability of the occurrence of a contingent event that is outside the employee’s control in determining the classification of an employee stock option or similar instrument under Statement 123(R) if the award requires or permits cash settlement on the occurrence of the contingent event. We considered the occurrence of the triggering events as not probable at December 31, 2006 and as such have classified the Class B Units subject to repurchase as equity.

U.S. Securities and Exchange Commission
August 6, 2007

19.	We note the disclosure in Note 12 indicating that prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB No. 25 and related interpretations. We also note from the disclosure in Note 12 that the Company recorded share-based compensation expense pursuant to APB 25 of $4,617 for 2005. Since there is no public market for the Company or its parent’s common shares, please explain in detail how you valued the stock-based compensation grants made and the related expense recognized in 2005 and 2004. Your financial statements should also be revised in future filings to include disclosure of your valuation methodology and significant assumptions. We may have further comment upon receipt of your response.
Company Response:
Because there is no public market for the Company or its parent’s common equity securities, we valued the stock-based compensation grants made and the related expense recognized in 2005 and 2004 as follows:
1.	Computed the grant date fair value of the stock-based compensation grants based on the estimated fair value of the Company’s equity and the number of units authorized. The equity value was based on the EBITDA multiple paid in relation to the acquisition of Bell Sports on September 30, 2004, which was applied to the current annual EBITDA to derive an enterprise value from which the current outstanding debt was deducted.

2.	For each measurement date (note – many awards were variable under APB No. 25), we computed the value in accordance with #1 above and adjusted expense, accordingly.
In future filings, we will disclose the valuation methodology and any significant assumptions included in the methodology.
Note 14. Supplemental Guarantor Condensed Financial Information, page 66
20.	For each year in which you have registered debt guaranteed by certain subsidiaries, and you elect to present condensed consolidating financial information under Rule 3-10 of Regulation SX, please tell us, and disclose in future filings, whether (1) each of the subsidiary guarantors is 100% owned by the parent company issuer; (2) the guarantees are full and unconditional; and (3) the guarantees are joint and several.

U.S. Securities and Exchange Commission
August 6, 2007

See Rules 3-10(f) and (i) of Regulation SX. The disclosures in your Quarterly Reports on Form 10-Q should be similarly revised.
Company Response:
Each subsidiary guarantor is wholly owned by our parent company, the guarantees are full and unconditional and the guarantees are joint and several. We will include disclosure of this information in future filings.
Note 15. Quarterly Results of Operations (Unaudited), page 70
21.	We note your disclosure that the amounts’ previously reported for gross profit, income (loss) from operations and net income (loss) for the second and third quarters have been restated to reflect the effect of the additional inventory write-up on the cost of sales in those quarters. Please explain to us why you believe it was not necessary to amend the Forms 10-Q for the second and third quarter of 2006 as a result of the error corrected in the fourth quarter. Also, in future filings, please reconcile the amounts presented with those previously reported and describe the reason for the difference. See Item 302(A)(2) of Regulation SK and paragraphs 25 and 26 of SFAS No. 154.
Company Response:
The error related to the initial calculation of the inventory write-up associated with the acquisition of Easton Sports on March 16, 2006. The error was discovered when finalizing the purchase accounting for the acquisition and the effect was recorded as additional cost of sales during the fourth quarter of 2006. As the error related entirely to inventory write-up, there was no impact on cash, and therefore, we believe that there was no significant effect to our financial position from the perspective of our senior subordinated note holders, whom we believe to be the primary users of the financial statements. Further, there was no effect on our quarterly debt compliance reporting.
However, because we concluded that the amount could be viewed as material, we provided a restatement of the second and third quarter information in our 2006 10-K. We did not, however, restate the Forms 10-Q previously filed for such quarters because we believe that once the Form 10-K was filed, there was no significant reliance on the affected Forms 10-Q.
In future filings we will reconcile the amounts presented with those previously reported and describe the reason for any differences.

U.S. Securities and Exchange Commission
August 6, 2007

Direct Investment, page 77
22.	We note from the disclosure on page 77 that in July 2006, the Company provided certain qualifying executives who were former employees of Easton the opportunity to invest cash in your parent to purchase Class A Common Units at the same price as the investors who purchased units immediately prior to the Easton acquisition. Please tell us whether the Company was required to recognize any compensation expense in its financial statements as a result of the Class A Common Units issued by your parent to these executives. If not, please explain why.
Company Response:
The Company did not recognize any compensation expense as a result of the Class A Common Units issued by our parent to the executives, as the executives were required to purchase the Units at fair market value. The fair market value of the Units was determined to be the same price paid by both existing and new investors who purchased such Units immediately prior to the acquisition and as such no compensation charge was required. The purchase price paid by the investors was based on arms-length negotiations and eventual agreement between a willing buyer and seller
Quarterly Report on Form 10-QSB
Note 2. Acquisition Activity
Easton Sports Inc.
23.	We note the disclosure indicating that the carrying amount of goodwill changed during the fiscal quarter ended March 31, 2007 due to settlement of a pre-acquisition contingency in connection with the Easton acquisition. Please tell us and revise the notes to your financial statements in future filings to explain the nature of the pre-acquisition contingency that existed with respect to the Easton acquisition and to explain how it was ultimately resolved during the quarter ended March 31, 2007. Also, please tell us and revise the notes to your financial statements to disclose the amount of the adjustment to goodwill that resulted from the resolution of this contingency. Refer to the disclosure requirements outlined in paragraph 51h.
Company Response:
During the first quarter of 2007, we settled litigation that had been filed by Easton in May of 2005, and was pending at the time of our acquisition of Easton. The litigation involved misappropriation of trade secrets and intentional interference with business expectations in connection with a potential acquisition by Easton. The litigation was settled in the first quarter of 2007 with Easton receiving $2.178 million in cash. Paragraph 40 of FAS 141 requires pre-acquisition contingencies to be included in the purchase price allocation if the fair value of the pre-acquisition contingency can be determined during the allocation period. Sufficient information was available prior to the end of the allocation period for the Easton acquisition indicating that it was probable that an asset existed and we accordingly estimated the amount of the asset and recorded the amount as an adjustment to goodwill.
We will include this information in future filings.

U.S. Securities and Exchange Commission
August 6, 2007

********
Please be advised that, in connection with the Staff’s comments in the June 28 Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (818) 781-1587 extension 204.
Very truly yours,
Mark Tripp

cc:	Claire Erlanger
Josh Leuchtenburg
Craig Marcus